Filed by Community Bancorp Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Cuyamaca Bank, N.A. Act Filing No.: 000-26505

CUYAMACA BANK CONTINUES RECORD EARNINGS THROUGH 2nd QUARTER 2004

Santee, Calif. – (Business Wire) – July 15, 2004 – Cuyamaca Bank, N.A. (OTC BB – (CUYA)) announced earnings for the second quarter ended June 30, 2004 of $223,000 and for the six month period ended June 30, 2004 of $442,000 representing diluted earnings per share of $0.23 and $0.46, respectively. This translates to a 36% net income increase over the six month period ended June 30, 2003.

Total assets at June 30, 2004 grew to $117 million, an increase of 15% over June 30, 2003. Deposits increased 11% to $102 million and loans grew by 20% to $89 million. Bruce Ives, President and CEO of Cuyamaca Bank stated, “We are very pleased with the continued strong results through the first half of 2004. The Bank’s continued emphasis on balance sheet management and credit quality has resulted in 17 straight quarters of improved profitability.” Ives continued, “Cuyamaca Bank is well positioned to benefit from the increase in interest rates that has recently begun and should continue over the next few months.”

Cuyamaca Bank recently signed a definitive agreement to merge into Community National Bank, a wholly-owned subsidiary of Community Bancorp Inc. Ives stated, “We are exited about our partnership with Community National Bank and look forward to the combined institution enhancing Cuyamaca Bank’s ability to better service our customers. Community National’s commitment to their customers, employees and shareholders is very similar to ours and I am confident that together we will be the premier community bank in San Diego County.” The combination will service San Diego and Riverside Counties through nine full service branches and provide expanded lending capacity and product offerings to Cuyamaca Bank’s clients.

Founded in 1983, Cuyamaca Bank is a FDIC insured institution and offers local ownership, responsive management and personalized service. Cuyamaca Bank serves San Diego County through offices in Santee, La Mesa, El Cajon, Encinitas and its SBA Department in La Mesa.

Cuyamaca Bank is traded under the symbol “CUYA” on the Over-the-Counter Bulletin Board.

For more information, contact:

Bruce Ives, President & Chief Executive Officer

619/562-6400

www.cuyamacabank.com

This press release includes forward-looking statements that involve inherent risks and uncertainties. Cuyamaca Bank cautions readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include economic conditions generally, including those resulting from the terrorist attacks of September 11, 2001 and their aftermath, the anticipated merger with Community National Bank may not occur, competition in the geographic and business areas in which Cuyamaca Bank operates, inflation, fluctuations in interest rates, legislation and governmental regulation. We make no promise to update any forward-looking statement, whether as a result of changes in underlying factors, new information, future events or otherwise.

CUYAMACA BANK, N.A.

CONDENSED STATEMENTS OF FINANCIAL CONDITION

Unaudited

(In thousands)

	June 30,
	2004	2003
ASSETS
Cash and due from banks	$5,399	$5,760
Federal funds sold	7,197	7,555
Investment securities	10,784	11,024
Net loans	88,638	74,262
Premises and equipment	2,259	1,391
Other assets	2,474	2,354

Total assets	$116,751	$102,346

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Non-interest bearing	$36,724	$29,833
Money market, NOW and savings	38,552	33,330
Time	27,034	29,156

Total deposits	102,310	92,319
Other borrowings	4,540	1,500
Accrued interest and other liabilities	758	705

Total liabilities	107,608	94,524

Common stock and surplus	8,448	7,093
Retained earnings	674	573
Unrealized gains on AFS securities, net	21	156

Total stockholders’ equity	9,143	7,822

Total liabilities and stockholders’ equity	$116,751	$102,346

CONDENSED STATEMENTS OF INCOME

Unaudited

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2004	2003	2004	2003
Total interest income	$1,595	$1,471	$3,085	$2,881
Total interest expense	199	218	385	428

Net interest income	1,396	1,253	2,700	2,453
Provision for loan losses	45	47	95	93

Net interest income after provision for loan losses	1,351	1,206	2,605	2,360

Noninterest income	322	302	655	558
Noninterest expense	1,315	1,237	2,550	2,398

Income before income taxes	358	271	710	520
Income taxes	135	102	268	194

Net income	$223	$169	$442	$326

Basic earnings per share	$0.24	$0.19	$0.48	$0.38

Diluted earnings per share	$0.23	$0.18	$0.46	$0.35
Average diluted shares outstanding	982	921	965	919